                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)



                                  KADANT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    48282T104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]   Rule 13d-1(b)
          [ ]   Rule 13d-1(c)
          [ ]   Rule 13d-1(d)

-------------------                                          -------------------
CUSIP No. 48282T104                  13G/A
-------------------                                          -------------------
--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Reid S. Walker
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S. Citizen
--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER

                               0
                         -------------------------------------------------------
    NUMBER OF            6     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                0
     OWNED BY            ------------------------------------------------------
       EACH              7     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                 0
                         ------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                    [ ]
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               0%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               HC
--------------------------------------------------------------------------------

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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-------------------                                          -------------------
CUSIP No. 48282T104                  13G/A
-------------------                                          -------------------
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               G. Stacy Smith
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER

                               0
                         -------------------------------------------------------
    NUMBER OF            6     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                0
     OWNED BY            -------------------------------------------------------
       EACH              7     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                 0
                         -------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                    [ ]
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               0%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON*

               HC
--------------------------------------------------------------------------------

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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                         AMENDMENT NO. 1 TO SCHEDULE 13G

         This Amendment No. 1 to Schedule 13G (the "Schedule 13G") relating to the common stock of Kadant, Inc. (the "Issuer") is being filed with the Securities and Exchange Commission (the "Commission") as an amendment to
Schedule 13G filed with the Commission on February 11, 2002 This statement is being filed on behalf of Mr. Reid S. Walker and Mr. G. Stacy Smith, the principals of WS Capital, L.L.C. ("WS Capital") and WSV Management, L.L.C. ("WSV"), both Texas limited liability companies.

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by (1) WS Capital for the account of (i) Walker Smith Capital Master Fund ("WSC Master Fund"), a Texas general partnership composed of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., each a Texas limited partnership, and (ii) Walker Smith International Fund, Ltd. ("Walker Smith International"), a British Virgin Islands exempted company, and (2) WSV for the account of (i) WS Opportunity Master Fund ("Opportunity Master Fund"), a Texas general partnership composed of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., each a Texas limited partnership, and (ii) WS Opportunity Fund International, Ltd. ("Opportunity International"), a Cayman Islands exempted company. WS Capital Management, L.P. ("WS Capital Management") is (i) the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., (ii) agent and attorney-in-fact for WSC Master Fund, and (iii) the investment manager of Walker Smith International. WS Capital is the general partner of WS Capital Management. WS Ventures Management, L.P. ("WSVM") is (i) the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., (ii) agent and attorney-in-fact for Opportunity Master Fund, and (iii) the investment manager of Opportunity International. WSV is the general partner of WSVM.

ITEM 4            OWNERSHIP.

     (a)   Amount beneficially owned:   0

     (b)   Percent of class:   0%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:    0

           (ii)   Shared power to vote or to direct the vote:    0

           (iii)  Sole power to dispose or to direct the disposition of:   0

           (iv)   Shared power to dispose or to direct the disposition of:   0

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ITEM 5          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to class of securities, check the following {X}.


ITEM 10         CERTIFICATION.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS        EXHIBIT 1

                Joint Filing Agreement dated February 11, 2002 between Reid S. Walker and G. Stacy Smith.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  February 7, 2003


                                    /s/ REID S. WALKER
                                    --------------------------------------------
                                    Reid S. Walker


                                    /s/ G. STACY SMITH
                                    --------------------------------------------
                                    G. Stacy Smith

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                   DESCRIPTION
-------                                  -----------
   1            Joint Filing Agreement dated February 11, 2002 between Reid S.
                Walker and G. Stacy Smith.